UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB NUMBER: 3236-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . . . . . . 11

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

The Boston Beer Company, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

100557107
(CUSIP Number)

December 31, 2002
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[_]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (02/02)

13G/A	CUSIP NO. 100557107

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).	Mr. C. James Koch

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (See Instructions)
(a) [_] (b) X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,838,742

	6.	SHARED VOTING POWER 0

	7.	SOLE DISPOSITIVE POWER 4,838,742

	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,203,205

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.7%

12.	TYPE OF REPORTING PERSON (See Instructions) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G/A	CUSIP NO. 100557107

Item 1(a).	Name of Issuer: The Boston Beer Company, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices:
75 Arlington Street Boston, MA 02116
Item 2(a).	Name of Person Filing: C. James Koch
Item 2(b).	Address of Principal's Business Office or, if none, Residence:
75 Arlington Street Boston, MA 02116
Item 2(c).	Citizenship:	U.S.A.
Item 2(d).	Title of Class of Securities:	Class A Common Stock
Item 2(e).	CUSIP Number:	100557107
Item (3).	If this Statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in Section 3 (a) (6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in Section 3 (a) (19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment advisor in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1 (b) (1) (ii) (G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

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13G/A	CUSIP NO. 100557107

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
(a)	Amount Beneficially Owned:
As of December 31, 2002, Mr. Koch owned directly 685,475 shares of the Issuer’s Class A Common Stock and had the right to acquire directly (i) 4,107,355 shares of the Issuer’s Class A Common Stock upon the conversion of an equal number of shares of the Issuer’s Class B Common Stock held by Mr. Koch, (ii) 42,927 shares of the Issuer’s Class A Common Stock upon the exercise of stock options which were vested as of December 31, 2002 or which would vest within 60 days thereof and (iii) 2,985 shares of the Issuer’s Class A Common Stock upon the vesting of certain restricted stock grants within 60 days of December 31, 2002

In addition, Mr. Koch may be deemed to beneficially own 1,472 shares of the Issuer’s Class A Common Stock owned by his spouse, 332,835 shares of the Issuer’s Class A Common Stock held by a trust in which his children have a pecuniary interest, and 30,156 of the Issuer’s Class A Common Stock held by Mr. Koch as custodian for the benefit of Mr. Koch’s children.

(b)	Percent of Class:
Mr. Koch beneficially owns 41.6% of the Issuer’s Class A Common Stock. In addition, Mr. Koch could be deemed to be a beneficial owner, for purposes of this Schedule 13G, of an additional 364,463 shares of Class A Common Stock of the issuer as described in Item 4(a) above. Beneficial ownership of such shares would constitute beneficial ownership of an additional 3.1% of the Issuer’s Class A Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote	4,838,742
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	4,838,742
(iv)	Shared power to dispose or to direct the disposition of	0
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [ ].

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person Not applicable.

Page 4 of 7 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable.
Item 8.	Identification and Classification of Members of the Group Not applicable.
Item 9.	Notice of Dissolution of Group Not applicable.
Item 10.	Certification Not applicable.

Page 5 of 7 pages

13G/A	CUSIP NO. 100557107

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 14, 2003.

/s/C. James Koch
Name: Title:	C. James Koch Chairman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)